MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of November 9, 2005 and should be read in conjunction with the Company’s consolidated financial statements and related notes thereto as of and for the nine months ended September 30, 2005, and in conjunction with the MD&A and consolidated financial statements for the year ended December 31, 2004.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com.

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

This document contains certain forward looking statements.  These statements relate to future events or future performance and reflect management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities.  Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.  In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target” or the negative of these terms or other comparable terminology.  A number of factors could cause actual events or results to differ materially from the results discussed in various factors, which may cause actual results to differ materially from any forward-looking statement.  Although the forward-looking statements contained in this management discussion and analysis are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this document, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

 SUMMARY OF QUARTERLY INFORMATION:

($ thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Statement of Operations
Royalty revenues	$107	$73	$312	$261
Amortization of royalty interest in mineral properties	$92	$58	$274	$208
Gross profit from royalties	$15	$15	$38	$53
General and administrative	$558	$128	$1,647	$380
Net loss	$(1,128)	$(104)	$(7,734)	$(416)
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.16)	$(0.05)
Statement of Cash Flows
Cash provided from (used in) operating activities	$(600)	$8	$(1,301)	$(61)

			September 30, 2005	December 31, 2004
Balance Sheet
Total assets			$255,643	$3,502
Shareholders’ equity			$160,539	$2,758

FINANCIAL PERFORMANCE

Overall

The Company’s profile has changed dramatically during 2005 with the successful completion of its initial public offering (“IPO”) on February 22, 2005, raising gross proceeds of CA$162,500,000 on the sale of 37,790,698 common shares of the Company (“Common Shares”).  The Company also raised an additional CA$30,000,000 in gross proceeds through the sale of units (the “Unit Offering”), consisting of 1,395,360 Common Shares and CA$30,000,000 in senior secured debentures.  The proceeds were used for the indirect acquisition of the Voisey’s Bay royalty and other royalties as further described in the Company’s consolidated financial statements for the nine months ended September 30, 2005.

During 2004, all of IRC’s executives and employees were on a part-time basis and/or were paid reduced salaries in order to preserve our cash resources.  In addition, IRC’s directors were paid no fees during 2004 and professional fees were kept to a minimum.  With the completion of the IPO, all current employees are now being paid their stated salaries, and additional employees have been hired to accommodate the increased demands of a public company, and to assist the Company in the identification, assessment and acquisition of new royalty opportunities.   We have added new directors, and have begun to pay our outside directors fees comparable to those of companies similar to IRC.  Professional fees, filing and listing fees, printing and mailing costs, insurance, and other costs associated with being a public company have increased as a result of our IPO.  In addition, the Company’s larger cash position and senior secured debentures have resulted in an increase in interest income and interest expense during 2005 compared to prior periods.

Quarter ended September 30, 2005 compared to the quarter ended September 30, 2004

Loss before income taxes for the quarter ended September 30, 2005 was $1,594,000 or $0.03 per share compared to a loss of $104,000 or $0.01 per share for the quarter ended September 30, 2004.    General and administrative expenses increased by $430,000 to $558,000 during the quarter ended September 30, 2005, compared to the quarter ended September 30, 2004.  Salaries and benefits increased by $124,000 to $217,000 due to the full time salaries and larger staff as described above.  Investor relations costs were $98,000 during the quarter compared to $nil during the same period of 2004.  Legal, accounting and other professional fees accounted for $72,000 of the increase, as the company required assistance with its ongoing filing and compliance requirements, and also with tax preparation and planning issues.  Other general and administrative increases during the period included directors’ fees, $19,000; insurance expense, $33,000; listing, filing and transfer fees of $8,000; printing and reproduction, $13,000; travel and entertainment costs, $15,000 and; general office costs of approximately $29,000.  During the quarter ended September 30, 2005, business development expense was $144,000 and impairment losses were $64,000, compared to $nil for the same period in 2004.  In 2005, IRC incurred $543,000 of interest expense during the quarter related to the senior secured debentures, and also earned $109,000 of interest income from investment of excess cash and restricted cash compared to $nil in the previous year.  The Company also incurred a foreign currency loss of $409,000 during the quarter due to the strengthening of the Canadian dollar, consisting of a loss of $1,200,000 on the senior secured debentures, partially offset by a gain of approximately $800,000 from cash, short-term investments, and restricted cash held in Canadian Dollar denominated accounts.

Nine months ended September 30, 2005 compared to the nine months ended September 30, 2004

Loss before income taxes for the nine months ended September 30, 2005 was $8,118,000 or $0.17 per share compared to a loss of $416,000 or $0.05 per share for the nine months ended September 30, 2004.  During 2005, IRC issued 3,000,000 stock options to its directors, officers and employees, resulting in a charge of $4,867,000 to stock-based compensation expense during the period, compared to $92,000 for the nine months ended September 30, 2004.  General and administrative expenses increased by $1,267,000 to $1,647,000 during the nine months ended September 30, 2005, compared to $380,000 in the same period in 2004.  Legal, accounting and other professional fees accounted for $345,000 of the increase, as the company required assistance with its ongoing filing and compliance requirements, tax preparation and planning issues, and also with the implementation of its shareholders’ rights plan.  Salaries and benefits increased by $375,000 also due to the full time salaries and larger staff previously described.  Investor relations costs were $146,000 during the quarter compared to $nil during the same period of 2004.  The Company had its first annual meeting during 2005, contributing to an increase in travel and entertainment costs of approximately $91,000, and printing costs of $32,000.  Other increases included directors’ fees, $53,000; insurance expense, $82,000; listing, filing and transfer fees of $36,000 and; general office costs of approximately $60,000.  Business development expenses were $205,000 during the nine months ended September 30, 2005 compared to $nil in 2004 and impairment of royalty interests in mineral properties was $64,000, compared to $nil in 2004.  The Company incurred $1,273,000 of interest expense during the period related to the senior secured debentures, and also earned $261,000 of interest income from investment of excess cash and restricted cash compared to $nil in the previous year.  The Company also incurred a foreign currency loss of $361,000 during the nine months ended September 30, 2005, due to a stronger Canadian dollar, consisting primarily of a loss of $1,305,000 on the senior secured debentures, partially offset by a gain of approximately $941,000 from cash, short-term investments, and restricted cash held in Canadian Dollar denominated accounts.

Revenue and operations

During the quarter ended September 30, 2005, royalty revenues increased to $107,000 from $73,000 in the same quarter of 2004, due to an increase in number of ounces paid during the quarter from 73,201 to 95,897 in combination with an increase in the average price of gold from $402 in 2004 to $439 in 2005.

During the nine months ended September 30, 2005, royalty revenues increased to $312,000 from $261,000 during the same period in 2004, partially due to an increase in ounces produced at the Williams mine during the period and also due to an increase in the average price of gold from $400 in 2004 to $431 in 2005.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying the property.  At December 31, 2004, the Williams mine operator adjusted the estimated reserves of the mine downward by approximately 18% from its previous estimate.  This will result in an increased rate of amortization over the remaining life of the Williams mine royalty and a corresponding reduction in gross profit from the royalty.  Amortization on mineral properties increased from $58,000 for the quarter ended September 30, 2004 to $92,000 for the quarter ended September 30, 2005.  For the nine months ended September 30, 2005, amortization was $274,000 compared to $208,000 during the same period in 2004.  These increases were primarily due to the increased rate of amortization described above and also due to the increase in ounces produced at the Williams mine during 2005 as described above.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash used in operating activities, before changes to non-cash working capital items was $132,000 during the quarter ended September 30, 2005 compared to $50,000 during the quarter ended September 30, 2004.  Cash general and administrative expenses increased by $425,000 during 2005, due to the increased costs described above.  Cash interest expense was $347,000 and business development expenses were $144,000 during the quarter ended September 30, 2005, compared to $nil in the same period a year ago.  These decreases were offset by interest income of $109,000, a cash foreign currency gain of $702,000 compared to $4,000 in the 2004 period, and an increase in royalty revenues of $34,000.

Cash used in operating activities, before changes to non-cash working capital items was $1,259,000 during the nine months ended September 30, 2005 compared to $115,000 during the same period in 2004.  Cash general and administrative expenses increased by $1,260,000 during 2005, due to the increased costs previously described.  Cash interest expense was $814,000 during 2005 and $nil in 2004.  Business development expenses were $205,000 during the nine months ended September 30, 2005, compared to $nil in the same period a year ago.  These decreases were offset by interest income of $261,000, a cash foreign currency gain of $831,000 compared to $1,000 in the 2004 period, and increased royalty revenues of $51,000.

Investing Activities

During the nine months ended September 30, 2005, IRC acquired the Voisey’s Bay royalty for cash consideration of $124.1 million, and additional royalty portfolios from John Livermore, Hecla Mining Company, the Hunter Exploration Group and BHP Billiton Worldwide Exploration Inc. for total cash consideration of $1.4 million.  IRC also has invested a total of $1.7 million into restricted cash during the period, including $1.4 million into an interest escrow for the senior secured debentures and $0.3 million in escrow for the completion of a pending royalty acquisition.  The Company also invested approximately $1.7 million in short-term investments during September 2005.

Financing Activities

On February 22, 2005, the Company completed its IPO of 37,790,698 (including the exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000.  Coincident with the IPO, the Company also completed a “Unit Offering” for gross proceeds of CA$30,000,000.  The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares.  Gross proceeds received are summarized as follows:

($ in thousands)	CA$	US$

Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents’ commission and expenses of offering	(16,336)	(13,181)
Net proceeds	176,164	142,799

Cash Resources and Liquidity

The Company had a cash position of $13.3 million at September 30, 2005 and working capital of $16.8 million, an increase of $12.4 million and $16.6 million respectively from December 31, 2004.  The large increase during the year is a result of the Company’s completion of its IPO and the Unit Offering during the period, reduced by expenditures for the acquisition of the mineral royalties described above.

The Company’s near-term cash requirements are limited to general and administrative, and business development expenses.  As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures.  Royalty acquisitions are discretionary in nature and will be consummated through the use of cash, as available, or through the issuance of Common Shares.

The Company believes that cash available at September 30, 2005 will be sufficient to cover the cost of general and administrative expenses at least through 2006.  In addition, the Company will continue to receive royalty income from the Williams Royalty during the remainder of 2005 and future years.  With the commencement of the Voisey’s Bay mine and the corresponding revenue to be received from the Voisey’s Bay Royalty, anticipated in early 2006, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

The Company’s contractual obligations for future payments are summarized as follows:

($ in thousands ) Year	Minimum Lease Obligations	Debenture Principal Obligations (1)	Total Contractual Obligations

2005	$ 8	$ -	$ 8
2006	46	-	46
2007	48	-	48
2008	51	-	51
2009	52	-	52
Thereafter	45	25,626	25,671
Total	$ 250	$ 25,626	$ 25,876

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1707.

Financial Position

The Company has recorded an adjustment to the purchase price of the Archean acquisition (Voisey’s Bay Royalty) and its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes.   The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes.  This adjustment will have no impact on either past or future cash flows of the Company.  Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering.  Details of the balance in future income taxes at September 30, 2005 are as follows:

(in thousands of $)
Adjustment to royalty interest in mineral properties	$77,954
Adjustment to common shares to reflect the tax deductibility of expenses of the offering (net)	(3,335)
Royalty interest amortization	252
Discount on senior secured debentures	818
Net operating losses	(2,015)
Other, net	12
$73,686

On November 9, 2005 the Board of Directors authorized the issuance of an additional 978,000 stock options to the Company’s directors, officers and employees.  The stock options have an exercise price of CA$3.75 and will vest over three years.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties.  These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  The estimated fair values of stock options require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.  In practice, management has used a rolling average of royalty receipts to estimate future receipts.  Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known.  In some instances (i.e. a new operation), the Company will not have access to sufficient current or historical information regarding payable production to make a reasonable estimate of revenue.  In these instances, revenue recognition is deferred until the Company can make a reasonable estimate and will generally be recorded on a cash basis until sufficient history is available to make a reasonable estimate.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production and development-stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using only proven and probable reserves.  Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.  The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063 “Impairment of Long-lived Assets”, which the Company adopted effective January 1, 2004.  The adoption of this standard had no impact on the comparative consolidated financial statements.

Stock-Based Compensation

Stock-based compensation is accounted for in accordance with the requirements of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” whereby the fair value of awards to both employees and non-employees are recognized as an expense.  Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and warrants.

NEW ACCOUNTING GUIDANCE AND SIGNIFICANT ACCOUNTING POLICIES

Short-term Investments

Short-term investments, all of which are categorized as available for sale, are carried at the lower of cost or market.

Variable Interest Entities

The Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective January 1, 2005, whereby the guideline requires the consolidation of VIE’s by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both.  The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Deferred financing charges

Financing costs related to the issuance of the Debentures are deferred and amortized over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

Proceeds from the Unit Offering were allocated into debt and equity components based upon their respective fair market values.  The carrying value of the Debentures is being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income.  Comprehensive income is the change in equity (new assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has not yet determined when it will adopt this standard.  Financial statements of prior periods are required to be restated for certain comprehensive income items.  In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company’s financial statements.

Equity

CICA Handbook Section 3251 – Equity, replaces Section 3250 – Surplus.  It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company has not yet determined when it will adopt this standard.  Financial statements of prior periods are required to be restated for certain specified items.  For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The Company has not yet assessed what impact, if any, adoption of this statement will have on the Company’s financial statements.  The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

OUTLOOK

During September 2005, Inco Limited announced that it had produced its first concentrate from the Voisey’s Bay mine and that it expects to see the first shipment of concentrate in November 2005.  This schedule would result in the recognition of the Company’s first royalty revenue from Voisey’s Bay during the quarter ended December 31, 2005.  With this exception, and the corresponding increase in amortization related to the cost of the Voisey’s Bay royalty, the Company does not anticipate any significant changes in its operating results during the remainder of 2005.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability once payments from the Voisey’s Bay Royalty begin.  Fluctuations in gold prices and in production output from the Williams Mine will continue to have an impact on the Company’s royalty revenues in 2005.

The Company’s Debentures are denominated in Canadian dollars.  In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts.  All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

As of November 9, 2005, there were 57,024,981 Common Shares outstanding.  In addition there were 3,978,000 director and employee stock options with exercise prices ranging between CA$3.67 and $4.80 per share.  There were also 1,498,948 warrants outstanding, allowing the holders to purchase Common Shares at CA$3.00 per share and 427,297 warrants outstanding which allow the holders to purchase Common Shares at CA$0.80 per share.  All warrants expire on February 22, 2007.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay property is not developed and placed into operation according to the currently proposed plan.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..